File No. 070-10177


             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                       AMENDMENT NO. 2
                             TO
                          FORM U-1

                   APPLICATION/DECLARATION

                            Under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     NORTHEAST UTILITIES
                    174 Brush Hill Avenue
            West Springfield, Massachusetts 01089

                    NU ENTERPRISES, INC.
                     SELECT ENERGY, INC.
                      107 Selden Street
                      Berlin, CT 06037

   (Name of companies filing this statement and address of
                     principal executive
                          offices)

                     NORTHEAST UTILITIES
          (Name of top registered holding company)

                    Gregory Butler, Esq.
    Senior Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
              Hartford, Connecticut 06141-0270
           (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

     David R. McHale                    Jeffrey C. Miller
     Vice President and Treasurer       Assistant General Counsel
     Northeast Utilities Service        Northeast Utilities Service
        Company                           Company
     107 Selden Street                  107 Selden Street
     Berlin, CT 06037                   Berlin, CT 06037

The Application/Declaration in this file, as heretofore amended, is hereby amended and restated as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

A.    Introduction

1. Northeast Utilities ("NU"), a Massachusetts business trust and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), NU Enterprises, Inc. ("NUEI"), a wholly-owned non-utility holding company subsidiary of NU and Select Energy, Inc., a wholly-owned subsidiary of NUEI ("Select", and collectively with NU and NUEI, the "Applicants") request authority, through June 30, 2007 (the "Authorization Period")<FN1>:

     (A) for NU to use proceeds of financings previously authorized by the Financing Orders (as defined below) to invest, directly or through NUEI, up to $500 million in excess of the amount permitted under Rule 58 in "energy-related companies";

     (B) for NU and NUEI, from time to time, to guarantee, indemnify and otherwise provide credit support (each, a "Guarantee") up to $750 million (the "Guarantee Limit") in respect of the debt or obligations of NU's nonutility subsidiary or affiliate companies (including Select and any nonutility subsidiary or affiliate formed or acquired in accordance with the Act at any time through the Authorization Period);

     (C) for Select to (i) engage in energy brokering and marketing anywhere in the world, but request the Commission to reserve jurisdiction on such activities outside of the United States, Mexico and Canada, and (ii) render energy management and consulting services anywhere in the world;

     (D) for NU, under Rule 53(c) to utilize the proceeds from the issuance of equity and debt securities, within the limits specified under current Commission financing orders (or any order or orders subsequently issued that extend or renew NU's authorization under such financing orders), (in addition to investments made with existing cash) to finance investments in exempt wholesale generators, as defined in
          Section 32 of the Act ("EWGs"), in an amount, when aggregated with NU's current EWG investment, which would not exceed $1 billion ("EWG Investment Limit"). The proposed EWG Investment Limit is equal to approximately 121% of NU's average consolidated retained earnings for the four quarters ended March 31, 2004 ($825.7 million); and

     (E) for NU and NUEI, to the extent needed, to sell or to cause any subsidiary to sell or otherwise transfer (i) its nonutility businesses, (ii) the securities of current subsidiaries engaged in some or all of these nonutility businesses or (iii) nonutility investments which do not involve a subsidiary (i.e. less than 10% voting interest), in each case to a different subsidiary, and, to the extent approval is required, authority to acquire the assets of such businesses, subsidiaries or other then-existing investment interests.


2.   NU currently has Commission authorization, through June
30, 2006, to issue short-term debt in the amount of $400 million (Holding Co. Act Rel. 35-27693 (June 30, 2003)) and Commission authorization to issue up to $600 million in long-term debt through June 30, 2005 (Holding Co. Act Rel. 35-
27659 (March 18, 2003), collectively, the "Financing
Orders"). As of May 31,2004, $150 million of the $600 million of authorized long-term debt has been used. NU is not herein requesting any further authority to issue and sell any common shares or issue any additional long-term or short-term debt or for any other modification to any other terms or conditions of the Financing Orders. NU is seeking authority to use the proceeds of financings authorized by the Commission to increase its investment in EWGs to the limits set forth herein.

B.    Background - NU and Subsidiaries

1. Northeast Utilities is the parent of a number of companies comprising the Northeast Utilities system (the "System") and is not itself an operating company (See Organizational Chart filed herewith as Exhibit I). The System furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly-owned subsidiaries, The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Western Massachusetts Electric Company ("WMECO" and collectively with Yankee Gas Services Company ("Yankee Gas"), CL&P and PSNH, the "NU Utility Companies"). In addition to their retail electric service business, the NU Utility Companies (other than Yankee Gas, described below) together furnish wholesale electric service to various municipalities and other utilities throughout the Northeast United States. In addition, NU owns Holyoke Water Power Company ("HWP"), a utility for purposes of the Act. HWP owns a 147 megawatt coal-fired plant in Holyoke, Massachusetts and sells all of the output of its generation assets indirectly to Select under a wholesale contract.

2.   NU is also the parent of Yankee Energy System, Inc.
("YES"), an exempt gas utility holding company. YES is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services
Company ("Yankee Gas"), a Connecticut retail gas distribution company, and also has several nonutility subsidiaries.

3. NUEI is a wholly-owned subsidiary of NU. NUEI acts as the holding company for NU's unregulated businesses. NUEI has numerous direct and indirect nonutility subsidiaries, including, along with Select, Northeast Generation Company ("NGC"), the system's only EWG, Mode 1 Communications, Inc. and Woods Network Services, Inc., exempt telecommunications companies as defined in Section 34 of the Act, Select Energy Services, Inc. (formerly, HEC Inc.), a nonutility subsidiary whose securities NUEI acquired pursuant to express Commission authorization (see Holding Co. Act Release No. 26939, November 12, 1998) and other "energy-related companies" as defined in Rule 58 under the Act, such as Northeast Generation Services Company ("NGS"), a Rule 58 company that engages in various activities, including maintaining and operating generating plants, including the generating assets owned by NGC, and E.S. Boulos Company.

4. NU's need to increase its ability to invest in its Rule 58 companies is driven primarily by the expanded activity of Select. Select, a Connecticut corporation, began active operation under Rule 58 in 1998. Since that time Select has engaged in brokering and marketing of energy commodities, including electricity and natural gas, and sale of energy-related products and services as permitted under Rule 58(b)(1)(iv) and (v). It engages in a wide variety of wholesale and retail transactions and is licensed in approximately 11 states to do energy brokering and marketing. Select has contracts with major utilities to provide standard offer service for such utilities' customers. In connection with electric industry restructuring and the introduction of competition, Select has become a major part of NU's business as its revenues have grown from approximately $29 million in 1998 to approximately $2.4 billion in 2003. Select has become a major participant in energy marketing and brokering in the Northeast United States. Late in 2001, Select acquired the securities of Niagara Mohawk Energy Marketing, Inc., an energy marketing and brokering company in upstate New York, from Niagara Mohawk Holdings, Inc., pursuant to Rule 58, and subsequently renamed it Select Energy New York, Inc. ("SENY"). As of March 31, 2004, NU's investment in Select and SENY, including Guarantees, computed for purposes of Rule 58, aggregated approximately $840.7 million of NU's aggregate investment in Rule 58 companies of $920.8 million. Of that amount, Guarantees issued for the benefit of NU's nonutility subsidiaries made up approximately $309 million with guarantees for the benefit of Select and SENY accounting for $293 million.

C.   Request for Authorization

     (i)  NU investments in energy-related companies pursuant to
          Section 9 and 10;

1. NU Seeks Commission authorization, to invest up to $500 million in excess of the amount permitted under Rule 58 in currently existing and new "energy-related companies," as defined in Rule 58, through the Authorization Period. Such investments will include securities acquisitions, open account advances, loans and the issuance of Guarantees.

2. As industry restructuring in the United States has evolved, many utilities, including NU, have divested most of their generating assets, and increased their focus on the marketing and brokering of energy and related services. As indicated by the increasing revenues of and investment in Select, energy marketing and brokering activities have become an integral part of NU's business and its strategy for competing in the restructured energy industry.

3. As stated above, NU's competitive businesses (including Rule 58 energy-related businesses) have grown significantly since the formation of Select Energy in 1998, with revenues exceeding $2.4 billion in 2003. As of March 31, 2004, NU's investment in Rule 58 companies aggregated approximately $920.8 million against a Rule 58 Cap of approximately $1.01 billion. A large portion of this investment is in the form of Guarantees issued by NU ($309 million). As NU's energy marketing and brokering business continues to grow, NU anticipates that through the Authorization Period, it will make additional investments, including Guarantees, in its energy-related companies of up to $500 million. For this reason, NU is seeking authorization under Section 9 and 10 of the Act to invest up to an additional $500 million in new and existing Rule 58 energy-related companies through the Authorization Period. At the end of the Authorization Period, unless the order is extended, any investments then made in such companies in excess of the Rule 58 limit will continue to be permitted, but the unused portion will expire.

4. No authorization is sought herein for off-balance sheet financing nor are any of the Applicants currently involved in such financing. Select and SENY neither own nor deal in off balance sheet assets, and neither exercises control over any assets that are not fully disclosed.

     (ii)      Extension and Increase in Guarantee Authority

5. By Commission Order, NU and NUEI are authorized to issue Guarantees for the benefit of NUEI and NUEI's nonutility subsidiaries in an aggregate amount not to exceed $500 million through June 30, 2004 (Holding Co. Act Release No. 27730, September 30, 2003, the "2003 Order"). The
Applicants seek an order herein which would supersede and replace the authorization granted in the 2003 Order with an order increasing the amount of Guarantees which may be issued by NU during the Authorization Period to the proposed Guarantee Limit of $750 million (not including obligations exempt under Rule 45(c)), and also broadening the class of beneficiaries of such Guarantees to include not just its subsidiaries, as set forth in the 2003 Order, but also to include nonutility subsidiaries and affiliate companies, including those nonutility subsidiaries and affiliates formed or acquired during the Authorization Period (collectively, the "Nonutility Subsidiaries").

6. Guarantees may take the form of NU or NUEI agreeing to guarantee, undertake reimbursement obligations or assume liabilities or other obligations with respect to or act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Select and the other Nonutility Subsidiaries. Guarantees have become a necessary component of the energy marketing and brokering business. NU has provided Guarantees for obligations of Nonutility Subsidiaries in an aggregate amount of approximately $309 million as of March 31, 2004. Such amount can increase or decrease significantly as a result of the volatility of energy market prices on which the value of many of the Guarantees is based. In addition, as the energy marketing and brokering industry continues to evolve, counterparties to transactions are more and more likely to require some form of guaranty from the parent of the marketer or broker. For example, when the standard offer load of CL&P went out to bid in 1998 (50% of which was awarded to Select), the Connecticut Department of Public Utility Control (the "DPUC") did not generally require that bidders provide guarantees. This standard offer contract expired at the end of 2003. As a result of the degradation of the creditworthiness of many energy trading companies over the past few years, when the standard offer service went out to bid in the fall of 2003, the DPUC required all bidders to provide some sort of guarantee or assurance of their obligations. Select bid on this standard offer load and was awarded 37.5% of CL&P's load for the first year. As expected, NU was required to issue a Guarantee.

7. As NU's nonutility operations continue to expand, NU projects that the need to provide Guarantees will soon likely exceed $500 million and is now seeking an increase in such limit to $750 million through the Authorization Period. NU has not had to make any payment or otherwise perform under any Guarantee it has issued since it began issuing Guarantees for the benefit of its Nonutility Subsidiaries in 1998, nor have any of the Nonutility Subsidiaries defaulted on any obligations requiring NU to perform under a Guarantee. Thus, NU does not believe that the requested increase from $500 million to $750 million will expose it or the NU Utility Companies to improper risks.

8. Certain of the Guarantees may be in support of obligations that are not capable of exact quantification. NU will in these cases determine the exposure under a Guaranty for purposes of measuring compliance with the Guaranty Limit by standard industry methods, including estimation of exposure based on loss experience or projected potential payment amounts. NU and NUEI represent that the terms and conditions of Guarantees will be established through arm's-length negotiations with counterparties based upon current market conditions. NU and NUEI further undertake that any Guarantee they issue will be without recourse to any NU Utility Company. Further, any Guarantees of EWG/FUCO projects will also be subject to the provisions of Rule 53 and 54, and any Guarantees of energy-related companies formed under Rule 58 under the Act will also be subject to the aggregate investment limitation of Rule 58 as such limit may be increased by an order issued in this file. Lastly, NU represents that no securities will be issued in reliance upon the authorization granted in this file, unless: (i) the security to be issued, if rated, is rated investment grade;
(ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of NU that are rated are rated investment grade ("Investment Grade Condition"). For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934.
NU requests that the Commission reserve jurisdiction over the issuance of any securities that are not able to meet the Investment Grade Condition. In addition, NU commits that it will, at all times during the Authorization Period, maintain common equity of at least 30% of its consolidated capitalization (including the RRBs as debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, adjusted to reflect changes in capitalization since the balance sheet date therein.

9. The authorization sought herein for NU to invest in Rule 58 energy-related companies pursuant to Section 9 and 10 of the Act, and for NU and NUEI to provide credit support to its competitive affiliates up to the Guarantee Limit will enable NU to grow its competitive businesses as appropriate and necessary to continue to compete with other energy marketing companies.

     (iii)     Activities of Select outside the U.S.

10. NU also seeks specific authority under Sections 9 and 10 of the Act for Select to engage in a variety of other activities related to its energy marketing and brokering business through the Authorization Period, including: (i) the brokering and marketing of energy commodities anywhere in the world, but request the Commission to reserve jurisdiction on the provision of such services outside of the United States, Mexico and Canada, and (ii) the rendering of energy management and consulting services anywhere in the world.

11. Since it adopted Rule 58 the Commission has authorized other registered holding company systems, (1) to market energy management services and consulting services outside the United States anywhere in the world and (2) to engage in energy commodity marketing and brokering in Canada and Mexico. (See, e.g. FirstEnergy Corp., Holding Co. Act Release No. 27694, (June 30, 2003); Cinergy, Holding Co. Act Release No. 27506 (March 21, 2002)).

     (iv)      Increase in EWG Investments

12. NU seeks authority to use the proceeds of financings authorized by the Financing Orders to invest in EWGs an aggregate amount, during the Authorization Period, of up to $1 billion (inclusive of the current investment in NGC, NU's only EWG). This amount is in excess of the "safe harbor" provisions of Rule 53(a) (50% of the average consolidated retained earnings for the previous four quarters). Rule 53(c) provides that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the "safe harbor" requirements of paragraph (a) of Rule 53 must "affirmatively demonstrate" that the proposal: (A) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (B) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

13. In an order issued by the Commission dated March 7, 2000 (the "Rule 53 Order"), the Commission authorized the investment by NU in EWGs in an amount in excess of the 50% safe harbor limit set forth in Rule 53 (Holding Co. Act Release No. 27148). The Commission determined that NU's financing of its investment in NGC, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). NU now seeks an increase in the aggregate amount which NU may invest (as defined in Rule
53), either directly or through its affiliates or subsidiaries, up to $1. billion dollars during the Authorization Period. The ownership of additional generation, on satisfactory terms, is important to support NUEI's energy marketing business. Presently, although NU does not have current plans to acquire any specific EWGs, NU anticipates that any additional EWGs acquired would be located in the areas in which these energy services are provided, mainly in the New England ISO, the PJM and the New York ISO areas.

14. Over approximately the last five years, opportunities to acquire and invest in EWGs have been spurred by both federal and state regulatory deregulation initiatives in the energy industry which, among other things, encourage or mandate utility divestiture and/or separation of distribution and transmission assets from generation assets. In addition, energy demand or competition in various markets provide attractive opportunities to acquire or construct generation assets in those areas. Other than the purchase by NGC of the generation assets previously owned by its affiliates CL&P and WMECO, NU has not participated in the EWG market. NU believes, however, that the market for EWGs is approaching more realistic levels, and opportunities to acquire or construct EWGs at reasonable levels may soon arise. In order to obtain flexibility to participate in the EWG markets when it seems appropriate, NU is seeking the increase in the EWG Investment Limit.

15. The proposed EWG Investment Limit represents approximately 121% of NU's average consolidated retained earnings for the four quarterly periods ending March 31, 2004and falls well within the ranges of Commission authorized EWG investment limits based on various financial ratios. As discussed below in Item 3, the proposed EWG Investment Limit of $1 billion (A) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (B) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers. NU and the NU Utility Companies are financially sound as indicated by such factors as debt/equity ratios, credit ratings and retained earnings growth. Moreover, NU's only venture in the EWG market, NGC, has consistently contributed to NU's earnings on a consolidated basis. Further discussion in contained in Item 3.

16. EWG Investment Review Procedures. Like any business acquisition, the construction and ownership of EWGs contain risk and there is no guarantee that an EWG investment will be profitable. NUEI has instituted a formal process for review and approval of investments by the NUEI companies in EWGs. All EWGs are subject to a stringent review process to ensure the alignment of the EWG with the strategic objectives of NU and the NUEI companies, to demonstrate its economic viability, and to identify and develop strategies to mitigate known potential risks.

17. Once a potential investment in an EWG has been identified, NUEI, or one of its subsidiary companies, will make a preliminary determination as to whether or not such EWG investment is consistent with the strategic initiatives and risk/reward profiles of both NU and NUEI.

18. If an EWG is deemed consistent with these objectives, a special team ("Investment Team") is formed, comprised of appropriate marketing and sales, financial, environmental, engineering, and legal personnel supplemented by outside resources and expertise such as finance, accounting and legal. The Investment Team is responsible for the development of an initial business case ("Initial Business Case") for the EWG. At minimum, the Initial Business Case will address:

     a)   Description of the EWG
     b)   Preliminary market assessment
     c)   Technical analysis
     d)   Initial financial analysis
     e)   Critical success factors
     f)   Risks and mitigation strategies
     g)   Estimated costs (i.e., acquisition costs)
     h)   Exit strategies

19. Upon completion, the Investment Team presents the Initial Business Case to NUEI or the appropriate NUEI subsidiary management for review and a determination if the EWG is consistent with strategic objectives, and given identified risks, provides the estimated potential value to merit further review and thorough detailed due diligence.

20. If the Initial Business Case is approved, the Investment Team then performs detailed due diligence and a detailed risk assessment to evaluate the EWG, using advisors, engineers, environmental consultants, accountants, tax advisors, attorneys and investment bankers, as appropriate. The Initial Business Case is then updated to create a final Business Case ("Final Business Case"). The Final Business Case is a comprehensive identification and analysis of the strategic, market, operational and financial components of the EWG.

21. The detailed economic and risk assessment analysis of an EWG includes the following components:

Economic Viability of the EWG - Analysis of the economic viability of the EWG including (as appropriate to the size of investment) an assessment of the overall industry environment in which the EWG will operate, the ability of the EWG to produce electricity at or below long-run marginal costs in the area in which it is located, and the creditworthiness of potential power purchasers and other project counterparties.

Risk Assessment - Evaluation of potential risks and mitigation strategies for the EWG including:

     Political and Regulatory Risk - Analysis of political and regulatory risks through a review of legislative, regulatory, permitting, environmental and legal risks associated with the EWG.

     Operating Risk - Due diligence review of operating assumptions related to the EWG including an analysis of fuel supply and environmental impacts by personnel with experience in the technology being evaluated, supplemented by the use of outside technical consultants, as appropriate. The analysis takes into consideration mitigation of operating risks through equipment warranties as well as business interruption and other forms of insurance. Operating Risk can further be mitigated through the use of an experienced operations and management team such as Northeast Generation Services Company, an NUEI subsidiary.

     Construction Risk - To the extent applicable, a construction risk due diligence review is performed.
Mitigation measures for any construction risks identified can include a combination of fixed-price contracts, milestones and performance guarantees (i.e., guaranteed efficiencies, capacities and completion dates), backed by appropriate levels of liquidated damages and insurance
(i.e., start-up coverage as part of builder's risk coverage). The creditworthiness and history of the construction contractor is an important consideration in this regard. Payment and performance bonds can also provide additional security.

     Commercial Risks - In a competitive market, prices are determined by the economic laws of supply and demand. Accordingly, NUEI subsidiaries regularly monitor the markets in which they operate. NUEI seeks to ensure that the EWG will be capable of producing electricity at competitive prices in a non-regulated environment. NUEI or appropriate NUEI subsidiary personnel also assess the underlying economic parameters in specific markets to assure that there will be sufficient demand for the output of the EWG.

     Financial Risks - NUEI, or its applicable subsidiary, will seek to mitigate the financial risks associated with an EWG in various ways including:

     - Requiring sufficient quality in project contracts, creditworthy customers and merchant market participation that will allow a project to secure the maximum amount of permanent debt financing for the EWG that is available at a reasonable cost.

     - If non-recourse debt is chosen, debt for the EWG will be secured solely by its assets, contracts and revenues, and creditors will have no ability to seek repayment upon default from NUEI or NU. This method of financing ensures that NU's exposure to the EWG will be limited to the amount of its equity commitment, and that the NU Utility Companies would bear no risk of an EWG's failure or financial distress.

     - Project debt will be carefully structured to meet or match the characteristics of a particular EWG. NUEI seeks to obtain future financing of EWGs with non-recourse debt to the extent practicable.

     Interest Rate Risks - Potential variability of interest rates is a specific financing risk. This risk can be mitigated by two strategies, hedging and diversifying. Hedging techniques that NU and NUEI companies may utilize would limit the impact that rising interest rates have on floating debt instruments. Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

     Legal Risks - Active participation by legal counsel in contract development and review of investments is used to mitigate legal risks. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees and other contractual undertakings of third parties, the status of title to the property and equipment, and the obligations inherent in financing arrangements.

22. Upon completion of the Final Business Case, a summary of the findings as well as recommendation on whether, and if so, how to proceed, is presented to NUEI or the applicable subsidiary's management for approval. Depending on the magnitude of the EWG investment, approval of NU's senior management and NU's Board of Trustees may also be necessary.

23. Once an EWG is acquired by NUEI or a subsidiary, an Asset Manager would be assigned and would be responsible for the overall management of NUEI's ownership interest in that power plant. The Asset Manager's responsibilities include: risk management for all aspects of the power plant and achievement of the projected financial results. NU anticipates that, provided that such an arrangement would be beneficial to the NU system, day-to-day operation and management of the physical plant, including compliance with laws, regulations and permits/licenses of additional EWGs, would be performed by NGS, a wholly-owned subsidiary of NUEI, and overseen by the Asset Manager. As stated earlier, NGS maintains and operates NGC's current generating assets pursuant to contract. To date, NGS has successfully maintained and operated NGC's hydroelectric and pumped water storage generating assets located in Connecticut and Massachusetts, constituting 1293 MW of generating capacity. NGS also maintains and operates HWP's 147 MW of generating assets located in Massachusetts. NGS also manages, operates, maintains and supports electric power generating equipment, facilities and associated transmission and distribution equipment and provides turnkey management and operation services to nonaffiliated owners of electric generation facilities. On a quarterly basis, the Asset Manager would be responsible for providing NU Enterprises' senior management with a formal update on all aspects of the EWG investment. Financial and operations reports would be supplied to NUEI management on a monthly basis.

24. If the output of the EWG is contracted for by NUEI's subsidiary, Select Energy, Select Energy would have the oversight responsibility for fuel management as well as bidding and scheduling the output of the plant to maximize its value.

     (v)  Internal Corporate Reorganizations

25. NU currently engages, directly or indirectly through its Nonutility Subsidiaries, in certain non-utility businesses. NU seeks authority through the Authorization Period, to engage in internal corporate reorganizations to better organize its Nonutility Subsidiaries and investments. No authority is sought under this heading to make new investments or to change the organization of the NU Utility Companies.

26. To the extent that such transactions are not otherwise exempt under the Act or Rules thereunder,<FN2> NU requests approval, through the Authorization Period, to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments. To effect any such consolidation or other reorganization, NU or NUEI may wish to either contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary or sell (or cause a Nonutility Subsidiary to sell) the equity securities or all or part of the assets of one Nonutility Subsidiary to another one. Such transactions may also take the form of a Nonutility Subsidiary selling or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to another Nonutility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given.

27. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. NU requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization
Period.

28. The transactions proposed under this heading will not involve the sale, transfer or other disposition of any utility assets of any NU Utility Company to any other person. The transactions proposed under this heading will also not involve any change in the corporate ownership of, or involve any restructuring of, the NU Utility Companies.

29. The Commission has given approval for such general corporate reorganizations in prior cases.<FN3>

ITEM 2 FEES, COMMISSION AND EXPENSES

1. The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above (other than costs of additional investments in EWGs) are estimated as follows:

Northeast Utilities Service Company (Legal, Financial, Accounting and Other Services):

     Not in excess of $25,000

ITEM 3. APPLICABLE STATUTORY PROVISIONS

1. Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder are applicable to the issuance and sale of NU securities and Guarantees. Sections 9(a) and 10 of the Act are applicable to NU's proposed increase in its investment in Rule 58 energy-related companies and increased scope of activities of Select. Sections 32 and Rule 53 are applicable to the proposed increase in the EWG Investment
Limit. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

2. Rule 53(c) provides that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) of Rule 53 must "affirmatively demonstrate" that the proposal: (A) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (B) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

3. In the past, the Commission has routinely issued orders under Rule 53(c) permitting other registered holding companies to finance investments in EWGs and FUCOs in amounts up to 100% of "average consolidated retained earnings." <FN4> More recently, the Commission has authorized "aggregate investment" limits that are well above 100% of "consolidated retained earnings." In the more recent cases, the Commission concluded that the proposed "aggregate investment" level, although exceeding the 50% limit in Rule 53(a), was nevertheless a reasonable commitment of capital for a company the size of the applicant, based on various pro forma financial ratios. In reaching this conclusion, the Commission measured the proposed investment level as a percentage of consolidated capitalization, consolidated net utility plant, total consolidated capitalization and the total market value of the applicant's common stock. <FN5>

4. As shown below, an EWG Investment Limit for NU of $1 billion favorably compares with the EWG investment limits authorized for other companies by the Commission and meets both prongs of Rule 53(c); such investment "(A) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (B) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers."

A. Impact Upon the Financial Integrity of the Registered
Holding Company System.

5. The lack of any "substantial adverse impact" on NU's financial integrity as a result of increased levels of investments in EWGs can be demonstrated in several ways, including an analysis of historic trends in NU's consolidated capitalization ratios and retained earnings and the market view of NU's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and Guarantees by NU to finance investments in EWGs exceeding the 50% "average consolidated retained earnings" limitation in Rule 53(a)(1) up to $1 billion in the aggregate will not have any "substantial adverse impact" on the financial integrity of the NU system.

     (i)  Other EWG Investments.

6. In 2001, NU made an investment in NGC, an EWG, in the amount of $469 million, or approximately 78% of its then current average consolidated retained earnings. NU's investment has been reduced to approximately $448.2 million, or approximately 54.3% of its average consolidated retained earnings as of March 31, 2004. NGC has consistently contributed positively to earnings of NU on a consolidated basis. Specifically, since its acquisition in 2000, NGC has contributed approximately $147.4 million in aggregate earnings through March 31, 2004. NGC has been profitable for each quarter since its acquisition. NGC made a positive contribution to earnings by contributing $146.8 million in revenues in the 12-month period ending March 31, 2004 and net income of $38.3 million for the same period.

     (ii)      Size of the Investment.

7. In the more recent of the Commission orders granting relief from the 50% test for EWG investments, the Commission concluded that the proposed "aggregate investment" level, although exceeding the 50% limit in Rule 53(a), was nevertheless a reasonable commitment of capital for a company the size of the applicant, based on various pro forma financial ratios. In reaching this conclusion, the Commission measured the proposed investment level as a percentage of consolidated capitalization, consolidated net utility plant, total consolidated capitalization and the total market value of the applicant's common stock. The requested $1 billion aggregate investment in EWGs would represent an acceptable commitment of NU's consolidated capitalization for a company of its size based on such financial ratios. As of March 31, 2004, the proposed aggregate investment of up to $1 billion would equal approximately 14.9% of NU's consolidated capitalization (including approximately $1.7 billion of Rate Reduction Bonds, which are non-recourse to the NU system companies), 18.1% of NU's consolidated net utility plant, 8.7% of NU's total consolidated assets, and 42.0% of the market value of NU's outstanding common shares.

8. The following chart illustrates how NU's ratios set forth above compare to the ratios of the following companies using the same measurements when they received Commission orders relieving them from the Rule 53(a)(1) safe harbor requirements with respect to investments in EWGs and FUCOs:


                        EWG-FUCO Investment Authorization<FN6>
                                  As a Percentage of
                              ----------------------------
                               Consolidated  Consolidated Market Value
                 Consolidated    Net Utility    Total     of outstanding
Company         Capitalization    Plant        Assets     Common Stock
------------     -------------  ------------  ---------   --------------

GPU (Nov. 1997)  24.9%              34.2%      19.4%         49.8%

AEP (April 1998) 16.0%              13.8%       9.8%         18.5%

National Grid
(March 2000)     46.6%              N/A        33.0%          7.8%

Entergy
(June 2000)      18.6%              17.4%      11.7%         43.8%

Exelon
(Dec. 2000)      18.9%              23.3%      11.1%         28.2%

Cinergy
(May 2001)       49.1%              50.5%      27.3%         60.1%

FirstEnergy
(Oct. 2001)      25.0%              35.7%      12.8%         58.8%

Dominion
Resources
(Dec. 2001)      25.0%              36.0%      18.0%         39.0%

Allegheny
Energy
(December 2001)  21.0%              19.0%      14.0%         30.0%

Xcel Energy
(March 2002)     11.0%              21.8%       8.6%         25.6%

Progress Energy
(July 2002)      24%                37%        19.0%         41.0%

KeySpan
(December 2002)  28.6%              48.0%      18.5%         45.0%


Overall Average  25.7%              30.6%      16.9%         37.8%


NU ($1.0
billion
aggregate
proposed
investment;
includes
current
investment)      14.9%               18.1%      8.7%          42.0%

9. This comparison demonstrates that the ratio of NU's request for an aggregate EWG investment authority of up to $1 billion in each of the above categories falls below the average in each case with the exception of the market value of stock, which is still within the previously approved range.

10. Other financial indicators demonstrate that the increased level of aggregate investments in EWGs will not have an adverse effect on NU's financial integrity. As set forth below, this can be demonstrated in several ways, including an analysis of historic trends in NU's capitalization ratio, consolidated retained earnings, credit ratings and historical performance of its EWG. None of these indicators have trended downward in recent years. These are the same indicators that the Commission has used, with apparent success, in the past when analyzing applications for increased EWG investments. Consideration of these and other relevant factors set forth herein illustrates that NU's relative size and strength is sufficient to withstand the increased EWG Investment Limit and supports the conclusion that an EWG Investment Limit exceeding the 50% "consolidated retained earnings" limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the NU system.

     (iii)     Consolidated Capitalization Ratios.

11. NU's consolidated capitalization ratio as of March 31, 2004 was 36.1% common and preferred equity and 63.9% debt (including approximately $1.7 billion in RRBs). When RRBs, which are non-recourse to NU, are not included as debt of NU consolidated (or included in the capitalization), the ratio becomes 48% common and preferred equity and 52% debt. These ratios are in excess of the Commission's requirement to maintain a 30% equity ratio and signal a healthy financial balance for the NU system.

12. As noted in Paragraph 8 of Item 1, NU commits that it will, at all times during the Authorization Period, maintain common equity of at least 30% of its consolidated capitalization (including the RRBs as debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, adjusted to reflect changes in capitalization since the balance sheet date therein.

     (iv)      Credit ratings.

13. NU has a corporate investment grade credit rating of Baa1 from Moody's and BBB+ from Standard and Poor's, with a negative outlook stemming from the planned expenditures for upgraded transmission lines by CL&P. It has a senior unsecured debt rating of Baa1 and BBB from Moody's and Standard and Poor's, respectively, both with a negative outlook and BBB from Fitch with a stable outlook. These ratings reflect the investment community's view of the NU system and indicate the availability of cash for the NU companies from investors.

     (v)  Retained Earnings Growth.

14. Over the past two years, NU's consolidated retained earnings have grown. For the year ended December 31, 2000, NU's consolidated retained earnings were $495.9 million. By the end of 2001, they had grown by 37% to $678.5 million. By December 31, 2002, they had grown an additional 12.8% to $765.6 million and had grown to $808.9 million by December 31, 2003. As of March 31, 2004, NU's consolidated retained earnings were $857.2 million. This continued and consistent increase, even through periods of industry deregulation, shows the strength and financial health of the NU system.

B.   Impact on NU Utility Companies, Customers, and on the
     Ability of State Commissions to Protect such
     Subsidiaries or Customers.

1. NU's request to increase its "aggregate investment" in EWGs to $1 billion in the aggregate will not have an "adverse impact" on the NU Utility Companies or their customers, or on the ability of the public service commissions in Massachusetts, Connecticut and New Hampshire
(collectively, the "State Commissions") to protect the NU
Utility Companies or such customers.

2. The conclusion that neither the NU Utility Companies nor its customers will be adversely impacted by increased levels of investment is well-supported by (i) the insulation of the NU Utility Companies and their customers from potential direct adverse effects of investments in EWGs as set for the below; (ii) analyses of the NU Utility Companies financial integrity (including ability of CL&P, WMECO and PSNH to issue senior securities); and (iii) the proven effectiveness of the State Commissions in protecting ratepayers in their respective states from any adverse impact.

     (i)  Insulation from Risk.

3. The NU Utility Companies are insulated from the risk associated with investments by NU in EWGs through various means including the following:

     - All of NU's direct or indirect investments in EWGs are and will be segregated from the NU Utility Companies and held in one or more separate corporate entities owned directly by NU or by NUEI, NU's nonutility holding company. The reason for creating one or more subsidiaries to hold EWG assets is to isolate financial and operating risks from NU or any other affiliate.

     - None of the NU Utility Companies will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG in which NU owns any interest.

     - the indebtedness of any EWG project will not otherwise be recourse to any NU Utility Company.

     - NU further commits not to seek recovery in the retail rates of any NU Utility Company for any failed investment in, or inadequate returns from, an EWG investment.

    - There will be no contractual relationship between any EWG and any NU Utility Company other than through arms' length transactions entered into in full compliance with all relevant codes of conduct.

    - Rules 46(a) and 42 under the Act limit the NU
Utility Companies' ability to make equity distributions from capital surplus without Commission approval.

4. In addition, investments in EWG will not have any negative impact on the ability of the NU Operating Companies to fund operations and growth. The NU Utility Companies currently have financial facilities in place that are adequate to fund operations. The expectation of continued strong credit ratings by the NU Utility Companies should allow them to continue to access the capital markets to finance their operations and growth.

5. Moreover, to the extent that there may be indirect impacts on the NU Utility Companies from NU's investments in EWGs through effects on NU's capital costs, the State Commissions have the authority and the mechanism, through ratemaking procedures, to prevent any adverse effects on the cost of capital due to investments in EWGs from being passed on to ratepayers.

6. NU has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the NU Utility Companies' employees in connection with providing services to EWGs. Increased levels of investment in EWGs are not anticipated to have any impact on utilization of the NU Utility Companies' employees. The NU Utility Companies have not and will not increase staffing levels to support the operations of EWGs. There is not expected to be any significant need for the NU Utility Companies' personnel to support NU's investments in EWGs.

7. It is contemplated that project development, management and home office support functions for the projects will be largely performed by NU through its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by NU. NU also will comply with Rule 53(a)(4) regarding the provision of EWG related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the NU Utility Companies. In addition, NU and its subsidiaries will comply with all other requirements of Rule 53(a) including the requirements of 53(a)(2) regarding the preparation and making available of books and records and financial statements regarding EWGs.

8. Finally, NU has complied and will continue to comply with the other conditions of Rule 53(a) providing specific protections to customers of the NU Utility Companies and its state commissions, in particular, the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

     (ii)      Credit Ratings.

9. Each of the NU Utility Companies has investment grade long-term debt and/or corporate credit ratings from Moody's, Standard and Poor's and Fitch. The ratings are as follows:


                                      Standard
                            Moody's   and Poor's       Fitch
                           ---------  ------------   --------

      CL&P
        Corporate            A3        BBB+           N/R*
        Senior Secured       A2        A-             A-
        Senior Unsecured     A3        BBB            BBB+
        Preferred Stock      Baa2      BBB-           BBB

Both Moody's and Standard and Poor's have a "negative" outlook on CL&P's securities stemming from CL&P's proposed expenditures for upgrading its transmission lines. Fitch has given CL&P a "stable" outlook.

     WMECO
         Corporate            A3        BBB+           N/R
         Senior Unsecured     A3        BBB+           BBB+

WMECO currently has a negative outlook from Standard and Poor's and a stable outlook from both Moody's and Fitch.

     PSNH
         Corporate           Baa1      BBB+           N/R
          Senior Secured     A3        BBB+           BBB+

PSNH currently has a negative outlook from Standard and Poor's and a stable outlook from both Moody's and Fitch.

     Yankee Gas
          Corporate Baa1      BBB+           N/R

Yankee Gas currently has a negative outlook from Standard and Poor's and a stable outlook from Moody's.

     *N/R = Not rated

     (iii)     Debt/Equity Ratios.

10. In the application/declaration filed by NU and the NU Utility Companies seeking authorization for it and the NU Utility Companies to issue short-term debt, NU and the NU Utility Companies committed that, except in the case of CL&P and PSNH, NU and the NU Utility Companies would, at all times during the Authorization Period, maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, adjusted to reflect changes in capitalization since the balance sheet date therein. In the case of CL&P and PSNH, the Commission noted, in Holding Co. Act Release No. 27147 (March 7, 2000), that both companies, along with others at that time, would be below the of 30% ratio when their respective RRBs were included in the calculation of capitalization. The Commission found that the effect of being below the 30% test as a result of the issuance of the RRBs was mitigated because of the exceptional circumstance of the state's restructuring legislation, as follows: (1) that CL&P, PSNH and WMECO have investment grade ratings of BBB-or better; (2) that CL&P, PSNH and WMECO's financial integrity would not be impaired by the proposed transaction; (3) that CL&P, PSNH and WMECO have and will continue to have, adequate cash and access to working capital facilities to meet and support their normal business operations; and (4) that the proposed transaction would be in the public's interest because both investors and consumers will benefit. WMECO has since satisfied the 30% test. NU represents that such factors continue to be present and will continue through the Authorization Period. When the impact of RRBs is not included, each of the NU Utility Companies is well above the 30% threshold. NU commits that it shall and shall cause the NU Utility Companies to continue to adhere to these debt/equity ratio requirements if the EWG Investment Limit is modified as requested herein. The debt (including short-term debt) as a percentage of each of the NU Utility Companies' consolidated capitalization, as of March 31, 2004, is as follows:

                              Debt/Equity Ratio
                          (including RRBs as debt)
                           (as of March 31, 2004)
                       Debt                  Equity
                                   (including preferred stock)
                     -------                  --------
     CL&P             71.4%                   28.6%
     WMECO            66.6%                   33.4%
     PSNH             70.1%                   29.9%
     Yankee Gas       30.5%                   69.5%


                              Debt/Equity Ratio
                          (does not include RRBs as
                           debt or in capitalization)
                            (as of March 31, 2004)
                      Debt                   Equity
                                   (including preferred stock)
                    ---------               ---------
     CL&P             54.3%                   45.7%
     WMECO            54.2%                   45.8%
     PSNH             53.4%                   46.6%
     Yankee Gas       30.5%                   69.5%

     (iv)      Ability to Fund Operations.

11. Investments in EWGs will not have any negative impact on the ability of the NU Utility Companies to fund operations and growth. The NU Utility Companies currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the NU Utility Companies should allow them to continue to access the capital markets to finance their operations and growth.

     (v)  State Utility Oversight.

12. NU believes that the state utility commission that regulate the NU Utility Companies are able to protect utility customers within their respective states.<FN7>

13. In addition, NU will provide the information required by Form U5S to permit the Commission to monitor the effect of NU's EWG investments on NU's financial condition.

14. Finally, none of the three conditions described in Rule 53 (b) exist. Specifically, (1) there has been no bankruptcy of any NU Subsidiaries; (2) NU's average consolidated retained earnings for the previous four quarters has not decreased by 10% from the average for the four quarters preceding that period; and (3) in the past fiscal year, NU has not reported operating losses attributable to its direct or indirect investments in EWGs which exceeded 5% of its consolidated retained earnings. NU commits to file a post-effective amendment to this application should any of the foregoing events occur during the Authorization Period.

C. Rule 54 Analysis

1. NU currently meets all of the conditions of Rule 53(a), except for clause (1) concerning the size of NU's current
EWG investment.

2. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

      (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC.

      (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of
               Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of any affected public utility subsidiaries;

      (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

      (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

      (vi)     In the previous fiscal year, NU did not
               report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

3. As noted in paragraphs A. 1-4 and B.1- 14 of Item 3 above, the proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

D.    Quarterly Reporting.

1. To assist the Commission in monitoring the impact of a higher level of "aggregate investment" in EWGs than is permitted under Rule 53(a), NU proposes to report on a quarterly basis in this file the following additional information:

      (i) a computation in accordance with Rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs;

      (ii) A computation in accordance with Rule 53(a) setting forth NU's "aggregate investment" in EWGs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of NU's common equity, all as of the end of the quarter.

      (iii) consolidated capitalization ratios of NU, CL&P, WMECO and PSNH as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG;

      (iv) analysis of the growth in consolidated retained earnings which segregates total earnings growth of all EWGs from that attributable to other subsidiaries of NU; and

      (v) a statement of revenues and net income for all EWGs for the twelve months ending as of the end of that quarter.

ITEM 4.   REGULATORY APPROVAL

1. The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

ITEM 5.   PROCEDURE

1. NU requests that the Commission issue an order as soon as practicable after the expiration of the applicable public notice period granting and permitting this Application-
Declaration to become effective.

2. NU waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

3. NU hereby undertakes to include in its quarterly reports on Form U-9C-3 a description of all energy-related activities conducted outside the United States pursuant to the authorization requested in this application. NU also undertakes to include in its quarterly reports on From U-9C-3 the amount of investment in Rule 58 companies made pursuant to the additional investment authorization sought herein.


ITEM 6.      EXHIBITS AND FINANCIAL STATEMENTS

   (a)    Exhibits

     F*   Preliminary opinion of counsel

     H*   Form of notice

     I    Organization Chart

(b)  Financial Statements

      1.1*   Northeast Utilities Consolidated Balance
Sheets (unaudited), actual and pro forma, as of June 30, 2003, and Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended June 30, 2003 and Statement of Capitalization as of June 30, 2003.

      1.2*   Northeast Utilities Parent Balance
Sheets, actual and pro forma, as of June 30, 2003, and Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended June 30, 2003 and
Statement of Capitalization as of June 30, 2003.

      1.3*   NU Enterprises, Inc. Consolidated Balance
Sheets (unaudited), actual and pro forma, as of June 30, 2003, and Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended June 30, 2003 and Statement of Capitalization as of June 30, 2003.

      1.4* Northeast Utilities Consolidated Balance Sheets (unaudited), actual and pro forma, as of September 30, 2003, and Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended September 30, 2003 and Statement of Capitalization as of September 30, 2003.

      1.5*   Northeast Utilities Parent Balance Sheets,
actual and pro forma, as of September 30, 2003, and Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended September 30, 2003 and Statement of Capitalization as of September 30, 2003.

      1.6*   NU Enterprises, Inc. Consolidated Balance
Sheets (unaudited), actual and pro forma, as of September 30, 2003, and Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended September 30, 2003 and Statement of Capitalization as of September 30, 2003.

* Previously Filed

 Item 7.     Information as to Environmental Effects

(a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

(b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


                          SIGNATURE

      Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amended Form U-1 to be signed on its behalf by the officer indicated below.

      Northeast Utilities
      NU Enterprises, Inc.
      Select Energy, Inc.


By:    /s/ Gregory B. Butler
         Name: Gregory B. Butler
         Title: Senior Vice President, Secretary and General Counsel of Northeast Utilities Service Company
                 as Agent for the above named companies.

Dated: June 30, 2004
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

<FN1> On January 25, 2002, the Applicants filed an
application/declaration on Form U-1 in File No. 70-10045 seeking similar authorizations from the Commission, though not on identical terms and not including the request for authorizations for additional investments in EWG. In
October, 2003, simultaneously with the filing of the original Application in this File, the Applicants filed a letter withdrawing the application/declaration, as amended, in File 70-10045.

<FN2> The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

<FN3> FirstEnergy Corp., Holding Co. Act Release No. 27694
(June 30, 2003); SCANA Corporation, Holding Co. Act Release
No. 27649 (February 12, 2003); Exelon Corporation, Holding
Co. Act Release No. 27545 (June 27, 2002); Energy East,
Inc., Holding Co. Act Release No. 27228 (Dec. 12, 2000);
PowerGen, plc, Holding Co. Act Release No. 27291 (Dec. 6,
2000); NiSource, Inc., Holding Co. Act Release No. 27265
(Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No.
27039 (June 22, 1999).

<FN4> See The Southern Company, Holding Co. Act Release No.
26501 (Apr. 1, 1996); Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24, 1997); GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corporation, Holding Co. Act Release No. 26848 (Mar. 23, 1998); American Electric Power Company, Inc., Holding Co. Act Release No. 26864 (Apr. 27, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26892 (Feb. 26,
1999); and Entergy Corporation, Holding Co. Act Release No.
27184 (Mar. 15, 2000).

<FN5>  See Exelon Corporation, Holding Co. Act Release No.
27296 (Dec. 8, 2000); FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001); Dominion Resources, Inc., Holding Co. Act Release No. 27485 (Dec. 28, 2001); Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31,
2001); Progress Energy, Inc., Holding Co. Act Release No. 35-27551, (July 17, 2002); FirstEnergy Corp., Holding Co. Act Release No. 35-27694 (June 30, 2003); Xcel Energy, Inc., Holding Co. Act Release No. 35-27494, (March 7, 2002); and KeySpan Corp., Holding Co. Act Release No. 35-27612, (December 6, 2002).

<FN6> GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17,
1997); American Electric Power Company, Inc., Holding Co. Act Release No. 26864 (Apr. 27, 1998); National Grid, plc., Holding Co. Act Release 35 No. 27154 (Mar. 15, 2000); Entergy Corporation, Holding Co. Act Release No. 35-27184 (June 13, 2000); Exelon Corporation, Holding Co. Act Release No. 27296 (Dec. 8, 2000); Cinergy Corp., Holding Co. Act Release No. 27400 (May 18, 2001); FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001); Dominion Resources, Inc., Holding Co. Act Release No. 27485 (Dec. 28,
2001); Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31, 2001); Xcel Energy, Inc., Holding Co. Act Release No. 35-27494, (March 7, 2002); Progress Energy, Inc. Holding Co. Act Release No. 35-27551, (July 17, 2002); and KeySpan Corp., Holding Co. Act Release No. 35-27612, (December 6, 2002).

<FN7> The Massachusetts Department of Telecommunications and
Energy ("MDTE") regulates WMECO, the New Hampshire Public
Utilities Commission ("NHPUC") regulates PSNH and the
Connecticut Department of Public Utility Control regulates
CL&P and Yankee Gas.

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